                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A




                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                          DOMAIN ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 257-027-102
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                                 (CUSIP Number)


                          FIRST RESERVE CORPORATION
                              475 STEAMBOAT ROAD
                         GREENWICH, CONNECTICUT 06930
                                (203) 661-6601
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                  MAY 12, 1998

--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             PAGE __ OF __ PAGES

                                  SCHEDULE 13D

---------------------                                       -------------------
CUSIP NO. 257-027-102                                       PAGE __ OF __ PAGES
---------------------                                       -------------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        First Reserve Fund VII, Limited Partnership

        I.R.S. Identification No.: 06-1457408

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


        Not Applicable

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               7,820,718
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        7,820,718
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,820,718
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        51.8

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                       -------------------
CUSIP NO. 257-027-102                                       PAGE __ OF __ PAGES
---------------------                                       -------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        First Reserve Corporation
        I.R.S. Identification No.: 06-1210123
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


        Not Applicable

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               7,820,718
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        7,820,718
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,820,718
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        51.8

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                       -------------------
CUSIP NO. 257-027-102                                       PAGE __ OF __ PAGES
---------------------                                       -------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William E. Macaulay
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                       -------------------
CUSIP NO. 257-027-102                                       PAGE __ OF __ PAGES
---------------------                                       -------------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John A. Hill
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This statement on Schedule 13D filed pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended, by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve Corporation ("First Reserve"), William
E. Macaulay and John A. Hill relating to shares of Common Stock, $.01 par value per share (the "Common Stock"), of Domain Energy Corporation, a Delaware corporation (the "Issuer" or "Domain"), is hereby supplemented and amended as set forth below.


Item 4. Purpose of Transaction.

Item 4 is hereby amended by deleting the last two paragraphs thereof and replacing them with the following:

         As described in Item 6 below, Fund VII entered into a Voting and Standstill Agreement (the "Voting and Standstill Agreement") dated May 12, 1998 with Lomak Petroleum Inc., a Delaware corporation ("Lomak") and a Stock Purchase Agreement (the "Stock Purchase Agreement") dated May 12, 1998 with Lomak. Fund VII entered into the Voting and Standstill Agreement and the Stock Purchase Agreement as a condition of Lomak entering into an Agreement and Plan of Merger (as amended, the "Merger Agreement") dated May 12, 1998 by and between Domain, Lomak and DEC Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Lomak ("Merger Sub").

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following immediately prior to the last paragraph thereof:

         Under the Stock Purchase Agreement, among other things, Lomak has agreed to acquire from Fund VII and Fund VII has agreed to sell to Lomak, 3,250,000 shares of Domain common stock on July 1, 1998 for $43,875,000 in cash. The consummation of the Merger described below is contingent upon the consummation of the purchase under the Stock Purchase Agreement, but the consummation of the Stock Purchase Agreement is not contingent on the consummation of the Merger.

         Pursuant to the Merger Agreement, Merger Sub will merge into Domain (the "Merger") at the effective time of the Merger, with Domain surviving as a wholly owned subsidiary of Lomak. Under the Merger Agreement, Domain's stockholders will receive a number of shares (the "Exchange Ratio") of common stock of Lomak, par value $.01 per share ("Lomak Common Stock") for each share of Domain Common Stock equal to (i) $14.50 divided by (ii) the "Closing Date Market Price" of Lomak Common Stock, provided, however, that in no event will the

Exchange Ratio be greater than 1.2083 or less than 0.8529. For purposes of the Merger Agreement, the "Closing Date Market Price" is the average of the closing prices of the Lomak Common Stock on the New York Stock Exchange for the 15 trading days prior to the third business day prior to the effective time of the Merger. Simultaneously with the effective time of the Merger, Lomak will change its corporate name to "Range Resources Corporation," subject to the approval by the holders of a majority of the outstanding shares of Lomak Common Stock.

         As a condition to Lomak's entering into the Merger Agreement, Lomak required that Fund VII enter into the Stock Purchase Agreement and the Voting and Standstill Agreement. Pursuant to the Voting and Standstill Agreement, Fund VII has, among other things, agreed to vote all shares of Domain Common Stock beneficially owned by Fund VII in favor of the Merger Agreement and against any business combination proposal or other matter that may interfere or be inconsistent with the Merger (including a competing transaction). Fund VII also has agreed, if requested by Lomak, not to attend and not to vote any Domain Common Stock beneficially owned by Fund VII at any annual or special meeting of Domain stockholders and not to execute any written consent of stockholders, in each case relating directly or indirectly to a competing transaction.

         The Voting and Standstill Agreement also provides that neither Fund VII nor any other member of the Fund VII Group (as defined in the Voting and Standstill Agreement) will initiate, solicit or encourage any offer or proposal for, or any indication of interest in, a merger or other business combination directly or indirectly involving Domain or any subsidiary of Domain, or the acquisition of a substantial equity interest in, or a substantial portion of, the assets of, any third party, other than the transactions contemplated by the Merger Agreement or the Voting and Standstill Agreement ("Domain Acquisition Proposal").

         Fund VII also has agreed that it will not, directly or indirectly, (i) sell, transfer, pledge or otherwise dispose of any shares of Domain to any person other than Lomak or its designee, or (ii) grant a proxy with respect to any shares of Domain to any person other than Lomak or its designee, or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing. Notwithstanding the foregoing, Fund VII is permitted to sell up to 1% in the aggregate of the number of outstanding shares of Domain Common Stock under certain circumstances if the Closing Date Market Price is greater than $17.00 per share.

         The Voting and Standstill Agreement will terminate on the second anniversary of the consummation of the Merger or by mutual written agreement of the parties.

         As required by the Voting and Standstill Agreement, Fund VII has executed a written stockholder consent approving of the Merger in accordance with Section 228 of the Delaware General Corporation Law (the "DGCL"). As a result, Domain has represented to Lomak in the Merger Agreement that no further Domain stockholder approval is required in connection with the transactions contemplated by the Merger Agreement. Completion of the transaction is contingent upon certain customary closing conditions, including the approval of the issuance of the Lomak Common Stock in the Merger by a majority of the holders of Lomak Common Stock present in person or by proxy at a stockholder meeting at which a quorum is present.

         The descriptions of the Voting and Standstill Agreement, Stock Purchase Agreement and the Merger Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the respective agreements, copies of which are incorporated by reference herein as Exhibits 5, 6, and 7, respectively.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

5. Voting and Standstill Agreement dated May 12, 1998 between Lomak and Fund VII (incorporated by reference to Exhibit 2.4 to Lomak's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; Securities and Exchange Commission File No. 001- 12209).

6. Stock Purchase Agreement dated May 12, 1998 between Lomak and Fund VII (incorporated by reference to Exhibit 2.3 to Lomak's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; Securities and Exchange Commission File No. 001- 12209).

7. Agreement and Plan of Merger made as of May 12, 1998 by and among Lomak, DEC Acquisition, Inc., and Domain (incorporated by reference to Exhibit 2.1 to Lomak's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; Securities and Exchange Commission File No. 001-12209).

                                                               Page   of   Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       FIRST RESERVE CORPORATION




                                       By: /s/ Thomas R. Denison
                                          --------------------------------
                                           Name: Thomas R. Denison
                                           Title: Managing Director


                                       FIRST RESERVE FUND VII, LIMITED
                                         PARTNERSHIP

                                       By First Reserve Corporation, as
                                       General Partner



                                       By: /s/ Thomas R. Denison
                                          --------------------------------
                                           Name: Thomas R. Denison
                                           Title: Managing Director



                                       /s/ William E. Macaulay
                                       -----------------------------------
                                       Name: William E. Macaulay





                                       /s/ John A. Hill
                                       -----------------------------------
                                       Name: John A. Hill



DATED:  May 27, 1998

                                  SCHEDULE I


Schedule I, attached to the 13D filed on July 7, 1997 and incorporated therein by reference, is hereby amended by adding the following:


Thomas R.      1801 California     Employee, First     Managing            U.S.
Denison        Suite 4110          Reserve             Director and
               Denver, CO                              General Counsel
               80202

                               INDEX TO EXHIBITS

The Index to Exhibits is hereby amended by adding the following:


5. Voting and Standstill Agreement dated May 12, 1998 between Lomak and Fund VII (incorporated by reference to Exhibit 2.4 to Lomak's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; Securities and Exchange Commission File No. 001- 12209).

6. Stock Purchase Agreement dated May 12, 1998 between Lomak and Fund VII (incorporated by reference to Exhibit 2.3 to Lomak's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; Securities and Exchange Commission File No. 001- 12209).

7. Agreement and Plan of Merger made as of May 12, 1998 by and among Lomak, DEC Acquisition, Inc., and Domain (incorporated by reference to Exhibit 2.1 to Lomak's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; Securities and Exchange Commission File No. 001-12209).